Mail Stop 6010

August 21, 2007

Jay Grinney
Chief Executive Officer
HealthSouth Corporation
One HealthSouth Parkway
Birmingham, AL 35243

       Re: **HealthSouth Corporation**
                 Definitive Proxy Statement
                 Filed April 2, 2007
                 File No. 001-10315

Dear Mr. Grinney:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Board Membership and Independence, page 9

1.   You state in the third paragraph that your board of directors considered that, in the ordinary course of business, transactions may occur between HealthSouth and its subsidiaries and companies at which some of your directors are or have been officers, but, in each case, the amount of transactions from these companies in each of the last three years did not approach the levels set forth in your Corporate Governance Guidelines. Please provide greater detail so as to fully describe the nature of such transactions, relationships or arrangements. Please see Item 407(a)(3) of Regulation S-K and Instruction 3 to Item 407(a) of Regulation S-K.

Role of Independent Consultant, page 20

2.   With respect to the engagement of Mercer Human Resource Consulting, please provide the full disclosure required by Item 407(e)(3)(iii) of Regulation S-K including a description of the nature and scope of the consultant's assignment or the material elements of the instructions or directions given to the consultant with respect to the performance of its duties under the engagement. In addition, to the extent any consultant maintains multiple business relationships with the company, you should disclose this and provide a breakdown of the executive compensation-related work and work performed in all other capacities.

Compensation Discussion and Analysis, page 21

3.   You indicate that you reward executives based on individual performance, company performance and the creation of shareholder value. Please expand your discussion of each compensation element to provide greater analysis of how individual and corporate performance and creation of shareholder value specifically contributed to actual 2006 compensation and 2007 incentive awards and restricted stock unit grants for the named executive officers.

4.   Given that you benchmark the compensation of your named executive officers, please expand your disclosure to address how you target each element of compensation against the comparator companies. Please specify how each element of compensation relates to the data you have analyzed from the comparator companies and include a discussion of where you target each element of compensation against the peer companies and where actual payments fell within the targeted parameters. To the extent actual compensation was outside a targeted percentile range, please explain why.

Equity Incentives, page 23

5.   You disclose that grants of restricted stock and option awards are "generally" made at the February board meeting, but we note that such grants have been made on other dates; for example, the equity grants that were made on November 17, 2005. As such, it does not appear as though you have addressed the timing of equity awards as it relates to release of material non-public information. Please refer to Section II.A of Release 33-8732A which discusses the concepts you should consider when drafting disclosure relating to option timing. Please give adequate consideration to the elements and questions set forth in this section of the Release when drafting the appropriate corresponding disclosure.

Key Executive Incentive Program, page 24

6.   Please describe the "liquidity standards" established by HealthSouth and explain how you will determine whether these standards have been met.

Grants of Plan-Based Awards During 2006, page 29

7.   Please provide a narrative description of any material factors necessary to an understanding of the information disclosed in the table. For example, please describe the material terms of the non-equity incentive plan awards, including a description of the formula or criteria to be applied in determining the amounts payable under those awards and a description of any performance-based conditions and other material conditions that are applicable to the awards. Refer to Item 402(e) of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3635 with any questions.

Sincerely,

Tim Buchmiller
Senior Attorney